                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                              (AMENDMENT NO. 5)(1)


                             PRICE ENTERPRISES, INC.
                             -----------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
                    ----------------------------------------
                         (Title of Class of Securities)


                            741444 202 AND 741444 103
                            -------------------------
                                 (CUSIP Number)


                                  GARY B. SABIN
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            EXCEL LEGACY CORPORATION
                     17140 BERNARDO CENTER DRIVE, SUITE 300
                           SAN DIEGO, CALIFORNIA 92128
                                 (858) 675-9400
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 APRIL 28, 2000
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].

                       (Continued on the following pages)


                                Page 1 of 8 Pages

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                                  SCHEDULE 13D
-----------------------------------                            -----------------
CUSIP No. 741444 202 and 741444 103                               PAGE 2 OF 8
-----------------------------------                            -----------------

------- ------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        EXCEL LEGACY CORPORATION, IRS ID #33-0781747
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                        (b) [ ]
------- ------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        OO
------- ------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                       [ ]
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
-------------------- ----- -----------------------------------------------------
                     7     SOLE VOTING POWER
NUMBER OF
SHARES                     12,154,289 SHARES
BENEFICIALLY         ----- -----------------------------------------------------
OWNED BY EACH        8     SHARED VOTING POWER
REPORTING
PERSON WITH                0
                     ----- -----------------------------------------------------
                     9     SOLE DISPOSITIVE POWER

                           12,154,289 SHARES
                     ----- -----------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                           0
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        12,154,289 SHARES
------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        91.3%(1)
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        CO
------- ------------------------------------------------------------------------

(1) BASED ON 13,309,006 SHARES OF THE ENTERPRISES COMMON STOCK OUTSTANDING AS OF MARCH 21, 2000, AS REPORTED IN ENTERPRISES' ANNUAL REPORT ON FORM 10-K (FILE NO. 0-20449) FILED WITH THE SEC ON MARCH 29, 2000.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                This Amendment No. 5 to Schedule 13D relating to Price Enterprises, Inc., a Maryland corporation (Enterprises), is being filed on behalf of Excel Legacy Corporation, a Delaware corporation (Legacy), to amend the Schedule 13D filed with the SEC on May 21, 1999, as amended by Amendment No. 1 thereto filed with the SEC on June 11, 1999, Amendment No. 2 thereto (and
Schedule 14D-1) filed with the SEC on October 6, 1999, Amendment No. 3 thereto (and Amendment No. 1 to Schedule 14D-1) filed with the SEC on October 25, 1999 and Amendment No. 4 thereto (and Amendment No. 2 to Schedule 14D-1) filed with the SEC on November 5, 1999.


ITEM 1. SECURITY AND ISSUER.

                This statement relates to the beneficial ownership of 12,154,289 shares of common stock, par value $.0001 per share, of Enterprises. The principal executive offices of Enterprises are located at 17140 Bernardo Center Drive, Suite 300, San Diego, California 92128.

ITEM 2. IDENTITY AND BACKGROUND.

                This statement is being filed on behalf of Legacy. Legacy's principal business is the acquisition, development and management of real property and real estate-related operating companies. The address of the principal office and principal business of Legacy is at 17140 Bernardo Center Drive, Suite 300, San Diego, California 92128.

                Set forth on Schedule I hereto is the name and present principal employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of Legacy's directors and executive officers, as of the date hereof.

                During the last five years, neither Legacy nor, to Legacy's knowledge, any person named in Schedule I hereto has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of the proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                Legacy completed its exchange offer for the Enterprises common stock in November 1999. Enterprises' stockholders who tendered their shares in the exchange offer received from Legacy a total of $8.50, consisting of $4.25 in cash, $2.75 in principal amount of Legacy's 9.0% Convertible Redeemable Subordinated Secured Debentures due 2004 and $1.50 in principal amount of Legacy's 10.0% Senior Redeemable Secured Notes due 2004, for each share of the Enterprises common stock. In the aggregate, Legacy paid approximately $52.9 million in cash and issued approximately $33.3 million in principal amount of the Legacy debentures and approximately $18.1 million in principal amount of the Legacy notes to acquire the Enterprises common stock in the exchange offer.

                The cash consideration required in the exchange offer was funded from Legacy's general working capital, borrowing from Legacy's credit facility and the proceeds of three transactions:

                - In August 1999, Legacy sold to Wal Mart Real Estate Business
                  Trust eight properties that were previously under lease to Wal Mart Stores, Inc. for aggregate consideration of approximately $35.0 million comprised of approximately $11.0 million in cash and the assumption of approximately $24.0 million in liabilities.

                - In October 1999, Legacy sold a property located in Highlands
                  Ranch, Colorado to HRAMC LLC for aggregate consideration of approximately $25.3 million comprised of approximately $7.7 million in cash and the assumption of $17.6 million in liabilities.

                - In November 1999, The Sol and Helen Price Trust loaned Legacy approximately $27.4 million under a five-year secured loan. The loan bears interest at the London interbank offered rate (LIBOR) plus 1.5% and is secured by certain shares of the Enterprises common stock owned by Legacy. The loan is non-recourse so that the Trust may only look to the Enterprises common stock for repayment of the loan. In March 2000, Legacy repaid $18.0 million of the principal amount borrowed under the loan by agreeing to issue to The Sol and Helen Price Trust 5.1 million shares of Legacy common stock.

ITEM 4. PURPOSE OF TRANSACTION.

                Legacy engaged in the exchange offer to acquire a controlling equity interest in Enterprises.

        (a)-(b) Prior to commencing the exchange offer, Legacy entered into two agreements which governed the actions of Legacy and Enterprises with respect to the exchange offer and continue to govern Legacy's operation of Enterprises. Legacy entered into the first of these agreements on May 12, 1999 with Sol Price, as trustee of several trusts, all of the directors of Enterprises at the time, the President and Chief Executive Officer of Enterprises at the time, and numerous other individuals and entities known to Mr. Price. Legacy entered into the second of these agreements on June 2, 1999 with Enterprises.

                Legacy and Enterprises also entered into a merger agreement in December 1999. The merger agreement provided that (1) Legacy would increase its ownership from 91.3% to 100% of the Enterprises common stock through a merger of Enterprises with a wholly-owned subsidiary of Legacy and (2) the remaining holders of the Enterprises common stock other than Legacy would become entitled to receive the same consideration offered for the Enterprises common stock in the exchange offer. However, after careful consideration, Legacy and Enterprises determined not to engage in the proposed merger at this time and to terminate the merger agreement. Legacy and Enterprises may or may not engage in a merger transaction in the future, and the consideration in any such merger may or may not be the same consideration offered for the Enterprises common stock in the exchange offer.

        (c) Not applicable.

        (d) Following the exchange offer, Enterprises' board of directors was reduced from six to five members and Gary B. Sabin, Richard B. Muir and Simon M. Lorne were appointed to Enterprises' board and Jack McGrory and James F. Cahill were retained as members of Enterprises' board. Robert E. Price, Paul A. Peterson, Murray L. Galinson and Anne L. Evans resigned from Enterprises' board. Enterprises' board appointed Gary B. Sabin, Chairman, President and Chief Executive Officer of Legacy, as President and Chief Executive Officer of Enterprises, and appointed the senior officers of Legacy to serve as the senior officers of Enterprises.

        (e) In connection with the exchange offer, Legacy agreed that no dividend on the Enterprises common stock may be paid from Enterprises to Legacy until all of Enterprises' obligations for interest expense on debt and preferred dividends are paid and a $7.5 million reserve is in place on an annual basis. Legacy and Enterprises have agreed that the $7.5 million reserve may be used for the improvement and/or acquisition of properties, the buy-back of the Enterprises preferred stock or the reduction of Enterprises' debt.

        (f) Other than as described above, not applicable.

        (g) At Enterprises' 2000 annual meeting of stockholders, the stockholders are expected to consider proposed amendments to Enterprises' charter to provide that the holders of the Enterprises preferred stock will be entitled to elect a majority of Enterprises' board of directors, until:

                - less than 2,000,000 shares of the Enterprises preferred stock remain outstanding,

                - Legacy makes an offer to purchase any and all outstanding shares of the Enterprises preferred stock at a cash price of $16.00 per share, and purchases all shares duly tendered and not withdrawn, or

                - the directors of Enterprise (1) issue any equity securities without unanimous approval of the Enterprises board; or (2) fail to pay dividends on the Enterprises common stock in an amount equal to 100% of Enterprises' taxable income or such other amount as may be necessary to maintain Enterprises' status as a REIT, or an amount equal to the excess, if any, of Enterprises' funds from operations, less preferred stock dividends, over $7.5 million.

                The amendments also permit Enterprises' board of directors to terminate the right of the holders of the Enterprises preferred stock to elect a majority of Enterprises' board, but only if that termination is unanimously approved by the members of Enterprises' board.

                In connection with the exchange offer, Legacy agreed with Enterprises to cause the substance of these amendments to be formally included as part of Enterprises' charter. For a more detailed discussion of the proposed amendments to Enterprises' charter, refer to Enterprises' Definitive Proxy Statement on Schedule 14A relating to its 2000 annual meeting of stockholders.

        (h)-(i)If, as a result of the exchange offer, the number of holders of the Enterprises common stock is reduced below the level required by the Nasdaq National Market, the Enterprises common stock may be delisted from the Nasdaq National Market, and may be eligible for termination of registration pursuant to
Section 12(g) of the Securities Exchange Act of 1934, as amended.

        (j) Other than as described above, Legacy currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(i) (although Legacy reserves the right to develop such plans).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) Legacy is the beneficial owner of 12,154,289 shares of the Enterprises common stock. These shares represent approximately 91.3% of the currently outstanding shares of the Enterprises common stock, based on 13,309,006 shares of the Enterprises common stock outstanding as of March 21, 2000, as reported in Enterprises' Annual Report on Form 10-K (File No. 0-20449) filed with the SEC on March 29, 2000.

        (b) Legacy has the sole power to vote and sole power to direct the disposition of all Enterprises common stock acquired in the exchange offer.

        (c) Neither Legacy nor, to the knowledge of Legacy, any person named in
Schedule I has effected any transactions in the Enterprises common stock during the past 60 days.

        (d) Norwest Bank Minnesota, National Association, as trustee under the indentures governing the Legacy debentures and the Legacy notes, and The Sol and Helen Price Trust hold security interests in certain shares of the Enterprises common stock owned by Legacy. These shares serve as security for Legacy's obligations under the Legacy debentures, the Legacy notes and the loan from The Sol and Helen Price Trust, respectively. If Legacy defaults in its obligations under the debentures, the notes or the loan, Norwest or the Trust, as the case may be, may sell these shares and apply the proceeds to the payment of Legacy's obligations.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        See the description of the agreements in Item 4 and the pledge of the Enterprises common stock in Item 5.

                Except for the agreements listed in Item 7, which are incorporated by reference herein, to the knowledge of Legacy, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Legacy or any person named in Schedule I and any other person with respect to any securities of Enterprises, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 1*    Agreement, dated June 2, 1999, by and between Excel
                      Legacy Corporation and Price Enterprises, Inc.

        Exhibit 2*    Agreement, dated May 12, 1999, by and among Excel
                      Legacy Corporation and certain stockholders of Price
                      Enterprises, Inc. listed on the signature pages thereto.

        Exhibit 3**   Letter dated June 2, 1999 from Excel Legacy Corporation to Price
                      Enterprises, Inc. regarding the status of Price Enterprises, Inc.
                      as a REIT.

        Exhibit 4*** Note Purchase Agreement, dated as of October 6, 1999, between Excel Legacy Corporation and The Sol and Helen
                      Price Trust, including form of Secured Promissory Note and form of Pledge Agreement.

        Exhibit 5***  Indenture, dated as of November 5, 1999, between
                      Excel Legacy Corporation and Norwest Bank Minnesota,
                      National Association, for 9.0% Convertible Redeemable
                      Subordinated Secured Debentures due 2004, including form of Debenture and form of Pledge Agreement.

        Exhibit 6***  Indenture, dated as of November 5, 1999, between Excel Legacy
                      Corporation and Norwest Bank Minnesota, National Association, for
                      10.0% Senior Redeemable Secured Notes due 2004, including form of
                      Note and form of Pledge Agreement.

-----------

* Incorporated by reference to Annexes A and B to the Offer to Exchange/Prospectus dated October 6, 1999, filed as Exhibit (a)(1) to Legacy's Tender Offer Statement on Schedule 14D-1 (File No. 005-43425) filed with the SEC on October 6, 1999.

** Incorporated by reference to Legacy's Registration Statement on Form S-4 (File No. 333-80339) filed with the SEC on June 9, 1999.

*** Incorporated by reference to Legacy's Current Report on Form 8-K (File No.
    0-23503) filed with the SEC on November 12, 1999.

                                    SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  April 28, 2000                 Excel Legacy Corporation


                                       By: /s/ GARY B. SABIN
                                          --------------------------------------
                                           Gary B. Sabin
                                           President and Chief Executive Officer

                                   SCHEDULE I
          DIRECTORS AND EXECUTIVE OFFICERS OF EXCEL LEGACY CORPORATION

        The following table sets forth the name, business address and present principal employment of each director and executive officer of Excel Legacy Corporation. Except as indicated below, each such person is a U.S. citizen and the business address of each such person is 17140 Bernardo Center Drive, Suite 300, San Diego, California 92128.

                               BOARD OF DIRECTORS

Name                      Present Principal Employment
----                      ----------------------------
Gary B. Sabin............ Chairman, President and Chief Executive Officer of Excel
                          Legacy Corporation and President and Chief Executive
                          Officer of Price Enterprises, Inc.

Richard B. Muir.......... Executive Vice President and Secretary of Excel Legacy
                          Corporation and Executive Vice President and Chief
                          Operating Officer of Price Enterprises, Inc.

Kelly D. Burt............ Executive Vice President--Development of each of Excel
                          Legacy Corporation and Price Enterprises, Inc.

Jack McGrory............. Chief Operating Officer of the San Diego Padres and
                          Chairman of the Board of Price Enterprises, Inc.  Mr.
                          McGrory's business address is 8880 Rio San Diego Drive,
                          Suite 400, San Diego, California 92108.

Richard J. Nordlund...... President of RJN Management.  Mr. Nordlund's business address is 7201 E. Camelback Road, Suite 222, Phoenix,
                          Arizona 85251.

Robert E. Parsons, Jr.... Executive Vice President and Chief Financial Officer of
                          Host Marriott Corporation.  Mr. Parson's business address
                          is 10400 Fernwood Road, Bethesda, Maryland 20817.

Robert S. Talbott........ President of Holrob Investments, LLC.  Mr. Talbott's
                          business address is 2607 Kingston Pike, Knoxville,
                          Tennessee 37919.

John H. Wilmot........... President of Exeter Development Corporation.  Mr.
                          Wilmot's business address is 4455 E. Camelback Road,
                          Phoenix, Arizona 85018.


                        EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

Name                      Present Principal Employment
----                      ----------------------------
Graham R. Bullick........ Senior Vice President--Capital Markets of each of Excel
                          Legacy Corporation and Price Enterprises, Inc.

Mark T. Burton........... Senior Vice President--Acquisitions of each of Excel
                          Legacy Corporation and Price Enterprises, Inc.

S. Eric Ottesen.......... Senior Vice President, General Counsel and Assistant
                          Secretary of Excel Legacy Corporation and Senior Vice
                          President, General Counsel and Secretary of Price
                          Enterprises, Inc.

James Y. Nakagawa........ Chief Financial Officer of each of Excel Legacy
                          Corporation and Price Enterprises, Inc.

                                  EXHIBIT INDEX

        Exhibit 1*    Agreement, dated June 2, 1999, by and between Excel
                      Legacy Corporation and Price Enterprises, Inc.

        Exhibit 2*    Agreement, dated May 12, 1999, by and among Excel
                      Legacy Corporation and certain stockholders of Price
                      Enterprises, Inc. listed on the signature pages thereto.

        Exhibit 3**   Letter dated June 2, 1999 from Excel Legacy Corporation to Price
                      Enterprises, Inc. regarding the status of Price Enterprises, Inc.
                      as a REIT.

        Exhibit 4*** Note Purchase Agreement, dated as of October 6, 1999, between Excel Legacy Corporation and The Sol and Helen
                      Price Trust, including form of Secured Promissory Note and form of Pledge Agreement.

        Exhibit 5***  Indenture, dated as of November 5, 1999, between
                      Excel Legacy Corporation and Norwest Bank Minnesota,
                      National Association, for 9.0% Convertible Redeemable
                      Subordinated Secured Debentures due 2004, including form of Debenture and form of Pledge Agreement.

        Exhibit 6***  Indenture, dated as of November 5, 1999, between Excel Legacy
                      Corporation and Norwest Bank Minnesota, National Association, for
                      10.0% Senior Redeemable Secured Notes due 2004, including form of
                      Note and form of Pledge Agreement.

-----------

* Incorporated by reference to Annexes A and B to the Offer to Exchange/Prospectus dated October 6, 1999, filed as Exhibit
       (a)(1) to Legacy's Tender Offer Statement on Schedule 14D-1 (File No. 005-43425) filed with the SEC on October 6, 1999.

** Incorporated by reference to Legacy's Registration Statement on Form S-4 (File No. 333-80339) filed with the SEC on June 9, 1999.

*** Incorporated by reference to Legacy's Current Report on Form 8-K (File No. 0-23503) filed with the SEC on November 12, 1999.